LOMBARD MEDICAL, INC.

4 Trident Park

Didcot

Oxfordshire OX 11 7HJ

United Kingdom

April 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc.
Registration Statement on Form F-1
File No. 333-194461
Request for Acceleration

Ladies and Gentlemen:

Lombard Medical, Inc. (the “Registrant”) hereby withdraws its previously filed request to the Commission to accelerate, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lombard Medical, Inc. (the “Registrant”) to accelerate of the effective date of its Registration Statement on Form F-1 (File No. 333-194461), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. EST, on April 10, 2014.

Please contact Kristian Wiggert of Covington & Burling LLP, special U.S. counsel to the Company, at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

LOMBARD MEDICAL, INC.

By:	/s/ IAN ARDILL
Name:	Ian Ardill
Title:	Chief Financial Officer